Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 333-135424
The following material was used by senior leaders of ADC Telecommunications, Inc. to update employees about the merger of ADC and Andrew Corporation.
As an ADC leader, we are providing you with updates your employees MUST know to make this combination a success. For background information on the ADC Andrew combination, click HERE.
YOUR RESPONSIBILITY Share this IMPORTANT information with your employees. This Fast Facts sheet will assist you in doing so.
UPDATES
Integration teams are working toward an effective combination for “Day One” (defined as the day the deal between ADC and Andrew closes). Teams are driving clarity between ADC and Andrew to drive aggressive deadlines, creating speed to value. To date, a total of 96 sub-teams are mobilized to achieve the combination’s value. The proposed deal close is anticipated for the September to October timeframe, pending shareowner approval.
We will be translating the employee bulletins and Fast Facts sheets into Chinese, German and Spanish. To access translated materials, visit the “ADC Andrew Integration Community” available through the front page of Broadway and click on the appropriate document. Note there is a three- to five-day delay in posting translated documents.
STATUS REPORT
(Reports on events or decisions that have been made since the last Fast Facts sheet.)
A shareowner website (www.adcandrewmerger.com) has been developed and provides combination-related information needed for our shareowners to make an informed decision.
A website that integration team members from both ADC and Andrew can access has also been developed. This site supports the teams in efficiently maintaining their documentation and streamlining communication with others directly involved in the integration planning process.
Core Integration Team charters have been defined and approved. Charters ensure each team understands its objectives and that all charters will comprehensively and efficiently enable us to plan for a successful integration.
Core teams are also identifying all critical “Day One” imperatives.
ADC and Andrew Senior Executive Team Review Session takes place. Discussion topics included a status update on planning and progress. The executive team reviewed and refined recommendations pertaining to “Day One” imperatives. The executive team also reconfirmed its commitment to providing all employees with reporting structures on “Day One.”
QUESTIONS
ADC is committed to answering questions employees have regarding the combination of ADC and Andrew. Encourage your team members to raise questions through the various avenues available to them, including the ADC Andrew Integration website available on Broadway or through a core team member. If you receive questions from your team and would like assistance in providing an answer, please utilize these avenues as well.
Question: When will the ADC shareowners vote on the Andrew deal?
Answer: ADC shareowners will vote at a shareowner meeting on a yet to be determined date. Once a date is determined and approved, we will communicate it to you via the ADC Andrew Integration Bulletin.
Question: How do we plan to integrate the two companies’ SAP systems?
Answer: A critical decision like this requires careful study, which is what the I.T. Applications team, one of our many integration teams, is currently working on. The recommendation will consider current system functionality and future system capabilities that are needed to support the vision of our combined company.
Currently, team members are considering numerous integration options, some of which may include: (1) creating a new version of the system and migrating data from both companies into it; (2) migrating Andrew’s data into ADC’s system; or (3) migrating ADC’s data into Andrew’s system.
In the end, the team is working vigorously to ensure that on “Day One,” ADC Andrew can operate with no disruption in its networks, telecommunications, and business and engineering applications. Compared against previous business dealings, ADC’s and Andrew’s SAP systems are fairly similar. Both of us use the same SAP release level, 4.6c, and each system is fairly sophisticated, easing system integration post-close.
WHAT CAN YOU DO TO HELP YOUR TEAM THROUGH THIS TIME OF CHANGE?
The old adage.....
People don’t care how much you know,
until they know how much you care.
..... certainly comes into play when organizations adjust the status quo. The fact is employee trust levels typically drop during change. People become more self-protective. Translation: you have to be invested in your people if you want them to be invested in ADC. Commitment is a two-way street.
Find a way to be fiercely committed in helping your people succeed in their changing roles and responsibilities. Commit to being candid, honest and positive in your communications with them during this time. Make it clear that they can count on you to do whatever is possible on their behalf. Leave no doubt about your dedication to the change effort, the team and its people.
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Here are some additional ways to let people know you care:
•	Clearly explain the importance and rationale for the change — state the business case; let people know why you personally support the change.

•	Identify who else in the organization is behind the initiative and why; invite these individuals to speak with your team.

•	Let employees know how the change will impact them — answer the “What’s in it for me?” question.

•	Encourage people to openly express how they feel about the change; make it “safe” to experience a wide variety of emotions.

•	Highlight the roles, processes or systems that will not be affected by the change; it is often helpful for people to know what will remain as is.

•	Create opportunities for people to learn together — to grow team skills, abilities and confidence.
REMINDER
1.	Employees should remain extremely vigilant in the support we provide to our customers during this time between announcement and close of the proposed merger.

2.	Don’t get distracted. Teamwork will be essential.

3.	STAY FOCUSED on the business so we can successfully execute on our Q3 & Q4 goals and meet the needs and demands of our customers.

4.	We MUST remain an Andrew competitor until deal close, meaning business as usual.
Cautionary Statement under the Private Securities Litigation Reform Act of 1995
This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Registration Statement on Form S-4 filed with the United States Securities and Exchange Commission (the SEC) on June 29, 2006 and Annual Report on Form 10-K for the year ended October 31, 2005 and Andrew’s Annual Report on Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the SEC. Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
ADC HAS FILED A REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-135424) IN CONNECTION WITH ITS PROPOSED BUSINESS COMBINATION WITH ANDREW CORPORATION. SHAREHOLDERS OF ADC AND ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF ADC AND ANDREW ARE ALSO ENCOURAGED TO READ ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of
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charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus filed with the SEC (registration no. 333-135424).
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